Kinder Travel, Inc.
20385 64th Avenue
Langley, B.C. Canada
V2Y 1N5

February 2, 2007

Gregory S. Belliston
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:  Kinder Travel, Inc. File No. 333-135689

Dear Mr. Belliston:

On behalf of Kinder Travel, Inc. (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-1 to 5:00 p.m. (Eastern Standard Time) on Friday, February 2, 2007, or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form SB-1, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please contact Luis Carrillo at (619) 399-3102 with any questions.

Very truly yours,

/s/ DANIEL L. BAXTER

Daniel L. Baxter, Chief Executive Officer,
Chief Financial Officer, President, Treasurer and Director
(Principal Executive Officer and Principal Accounting Officer)